UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Exhibit No.
1. Director Shareholding dated 06 January 2005
2. Director Shareholding dated 10 January 2005
3. Property Index Certificates dated 17 January 2005
4. Cancellation of Listing dated 17 January 2005
5. Director Shareholding dated 18 January 2005
6. Proposed acquisition dated 20 January 2005
7. Director Shareholding dated 25 January 2005
8. Additional Listing dated 26 January 2005


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 01, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: February 01, 2005                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1



                                                                  6 January 2005


         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 January 2005 that it had on 29 December 2004 exercised its discretion and released a total of 924,517 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,031,594 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

                                                                 10 January 2005

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 January 2005 that it had on 7 January 2005 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 594.00p per share:

Director           Number of Shares

Mr J S Varley      21
Mr D L Roberts     21
Mr G A Hoffman     21

The revised total shareholding for each director following these transactions is as follows:


Director           Beneficial Holding         Non Beneficial
                                              Holding

Mr J S Varley      329,807                    -
Mr D L Roberts     63,347                     -
Mr G A Hoffman     167,880                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,031,594 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3


                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


________________________________________________________________________________

                                          IPD Annual Capital      IPD Annual
                                            Growth Index1           Index1


Dec 2002 (as certified by IPD March 2003)       200.90647         853.53947
Dec 2003 (as certified by IPD February 2004)    208.76776         946.69827

________________________________________________________________________________

                                        Monthly Proxy Capital    Monthly Proxy
                                            Growth Index2           Index2

November 2004 (as certified by IPD
December 2004)                                   228.6              1096.1

December 2004 (as certified by IPD
January 2004)                                    231.8              1117.1

________________________________________________________________________________

                                            Capital Growth       Total Return

In month of December 2004                         1.4%                1.9%
In 2004 to end December                          11.1%               18.0%

________________________________________________________________________________


Source: Investment Property Databank Limited ("IPD")

Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.



Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone: 020- 7747 1700.
Fax: 020-7839 7460.
Contact: Simon Redman or
Andrew Thomson
January 17th 2004

Exhibit No. 4


                          STOCK EXCHANGE ANNOUNCEMENT

                               Barclays Bank plc

USD5,000,000 Floating Rate Credit Linked Note due 2011 linked to Hector Funding
               Limited Floating Rate Notes due 2010 (the "Notes")

                    FOR IMMEDIATE RELEASE - 17 January 2005

                          Re: Cancellation of Listing


Barclays Bank plc (the "Issuer") wish to announce that the Notes of the Issuer were repurchased on 30 December 2004 and the Notes were cancelled thereafter.

The Issuer has requested, and the Irish Stock Exchange have agreed to cancel the listing of the Notes on the Daily Official List with effect from today, 17 January 2005.




ENQUIRIES:



J & E Davy               Gavin McEntegart          + 3531 6796363


                          STOCK EXCHANGE ANNOUNCEMENT

                               Barclays Bank plc

EUR5,000,000 Floating Rate Credit Linked Note due 2011 linked to Hector Funding
             II Limited Floating Rate Notes due 2011 (the "Notes")

                    FOR IMMEDIATE RELEASE - 17 January 2005


                          Re: Cancellation of Listing

Barclays Bank plc (the "Issuer") wish to announce that the Notes of the Issuer were repurchased on 30 December 2004 and the Notes were cancelled thereafter.

The Issuer has requested, and the Irish Stock Exchange have agreed to cancel the listing of the Notes on the Daily Official List with effect from today, 17 January 2005.




ENQUIRIES:


J & E Davy                 Gavin McEntegart          + 3531 6796363


Exhibit No. 5



                                                                 18 January 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 17 January 2005 that it had on 14 January 2005 exercised its discretion and released a total of 125,704 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,905,890 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6


                                                                 20 January 2005

                BARCLAYS INTENDS TO ACQUIRE THE WEALTH BUSINESSES
                        OF ING SECURITIES BANK (FRANCE)

Barclays Bank PLC ("Barclays") announces that it has made an offer to acquire the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking, subject to consultation with employee representative bodies and finalising terms. The acquisition would combine two complementary affluent banking businesses in France and create an operation with over 50 branches, 140,000 clients and EUR10bn of assets under management.

Subject to consultation, the acquisition would be expected to complete at the end of the second quarter of this year. Pascal Roche, Managing Director of Barclays France, would become Managing Director of the combined business, which would remain part of Barclays International Retail and Commercial Banking business.

Commenting on the proposed acquisition, David Roberts, Chief Executive, Barclays International Retail and Commercial Banking said: "France is one of the most attractive wealth markets in Europe with four million affluent individuals and forecast growth in investible assets of over seven per cent per annum. This acquisition complements our existing operations and would create a larger and more diverse business for Barclays in France, increasing its customer base by a quarter, and providing a platform to accelerate growth. It would also further the Barclays Group's stated aim to grow the proportion of our income from outside the UK."

                                     (ends)

For further information, please contact:


At Barclays UK:                            At Barclays France:
Pam Horrell/Chris Tucker                   Adam Lister
Group Public Relations, Barclays           Barclays France
Tel: ++ 44 (207) 699 2659/3161             Tel: ++ 33 (1) 55 78 70 75




Barclays PLC

Barclays is an international financial services group engaged primarily in banking, investment banking and investment management. Barclays has been involved in banking for over 300 years and operates in over 60 countries, with 76,200 employees and 2,916 branches worldwide. Barclays has six major business groupings. For more information about Barclays PLC, please visit www.barclays.com

Barclays France

Barclays has operated in France since 1917, and currently has EUR7.3bn of assets under management, 110,000 clients and 40 branches. Barclays provides a comprehensive banking service to affluent customers and is recognised in France as a leading affluent banking brand and product innovator.

ING Group

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of approximately 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand. For more information about ING Group, please visit www.inggroup.com

ING Ferri and ING Private Banking France

ING Ferri is the brand name of personal banking activities oriented to affluent customers and based on stockbrokerage and wealth management expertise. ING Private Banking business is providing dedicated private banking services to upper affluent clients.
Combined, ING Ferri and ING Private Banking businesses have assets under management of EUR2.7bn, 30,000 clients and 13 branches.

Exhibit No. 7



                                                                 25 January 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 24 January 2005 that it had on 17 January 2005 exercised its discretion and released a total of 573 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,905,317 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 Ordinary shares of 25p each to be issued under the Barclays Incentive Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.